N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of May 31st 2015

Fund	Name of Person	Ownership % of Series
Columbia Adaptive Risk Allocation Fund	American Enterprise Investment Services	72.43%
Columbia Adaptive Alternatives Fund	American Enterprise Investment Services	64.78%
Columbia Intermediary Alternatives Fund	JPMCB NA Cust For Columbia Adaptive Alternatives Fund Hedge Fund Sleeve	100.00%
Columbia Diversified Absolute Return Fund	JPMCB NA Cust For Columbia Captial Allocation Moderate Aggressive Portfolio	37.58%
Columbia Diversified Absolute Return Fund	JPMCB NA Cust For Columbia Captial Allocation Moderate Portfolio	30.00%

As of November 1st 2014

Fund	Name of Person	Ownership % of Series
Columbia Dividend Income Fund	Merrill Lynch Pierce Fenner & Smith Inc for the Sole Benefit of its Customers	26.53%